Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 2254 4411
Siv M. Skorpen, AVP Investor Relations, Tel: +47 2254 4455

Date: 07.06.06

Trade subject to notification – Rica Hotels

Orkla ASA has today on 7 June 2006, sold 2,394,600 shares in Rica Hotels. After this transaction Orkla owns no shares in Rica Hotels.